Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

Reynolds Blue Chip Fund

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$26.5	Initial IRA:	$1000
(as of 06/30/07)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 06/30/07)		Cumulative Total Return (as of 06/30/07)
	Return		Return
Year to Date	+3.01%
1 Year	+3.78%	1 Year	+3.78%
3 Year	+0.18%	3 Year	+0.55%
5 Year	+4.94%	5 Year	+27.27%
10 Year	+0.70%	10 Year	+7.18%
Life of Fund	+6.93%	Life of Fund	+254.72%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Total Return	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%	+50.9%	+54.1%	+31.4%
Capital Gains	0	0	0	0	0	0	0	0.0052	0.6495	0.3781
Dividends	0	0	0	0	0	0	0	0.0080	0	0.0080
Total Assets ($millions)	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7	$589.7	$171.6	$60.53
Value $10,000	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742	$81,754	$54,149	$35,134
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 (after reimbursement): 2.02%
Expense Ratio1 (before reimbursement): 2.30%
(as of 03/31/07)
	Asset Allocation
Date	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06
Equities	32.48%	53.04%	70.28%	68.57%	71.03%
Preferred Stock	0.00%	0.00%	0.0%	0.0%	0.0%
Cash	67.52%	46.96%	29.72%	31.43%	28.97%

Turnover Rate: 140.0%
(as of 03/31/07)

Top Ten Holdings		Top Ten Industry Weightings
(as of 06/30/07)		(as of 06/30/07)
Google Inc.	3.85%	Financial Services	4.53%
Apple Computer, Inc.	3.68%	Entertainment/Media	4.40%
Goldman Sachs Grp., Inc.	2.04%	Internet Info Providers	3.85%
Research In Motion Ltd.	1.96%	Retail Stores	2.68%
Merrill, Lynch and Co.	1.26%	Energy-Services	2.63%
Diamond Offshore Drilling, Inc.	0.96%	Retail-Specialty	2.19%
PACCAR Inc	0.82%	Wireless Communication	1.96%
J.C. Penny Co., Inc.	0.82%	Recreation	1.10%
Schlumberger Ltd.	0.80%	Aerospace	1.08%
Polo Ralph Lauren Corp.	0.74%	Transportation	0.82%

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

REYNOLDS OPPORTUNITY FUND

The Reynolds Opportunity Fund invests in “blue chip” growth companies in addition to emerging growth companies. A long-term investment in the Reynolds Opportunity Fund should be a good complement to a long-term investment in the Reynolds Blue Chip Growth Fund and the Reynolds Fund.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term capital appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	ROPPX	Initial:	$1000
Inception Date:	1/30/92	Subsequent:	$100
Net Assets in Millions:	$5.4	Initial IRA:	$1000
(as of 06/30/07)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 06/30/07)		Cumulative Total Return (as of 06/30/07)
Year to Date	+4.10%
1 Year	+3.00%	1 Year	+3.00%
3 Year	(2.19)%	3 Year	(6.44)%
5 Year	+6.75%	5 Year	+38.66%
10 Year	+1.43%	10 Year	+15.24%
Life of Fund	+4.79%	Life of Fund	+105.61%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998
Total Return	+0.96	(9.95)%	(3.76)%	+76.8%	(42.1)%	(31.1)%	(31.8)%	+71.6%	+59.1%
Capital Gains	3.5969	0.0300	1.3048	0.7362	0	0.0414	0.5628	0.1048	0.5036
Dividends	0	0	0	0	0	0	0	0	0
Total Assets ($millions)	$8.9	$11.4	$19.4	$31.4	$14.2	$35.8	$75.5	$122.9	$47.10
Value $10,000	$19,751	$19,563	$21,724	$22,573	$12,765	$22,065	$32,034	$49,783	$29,015
invested on 01/30/92

Operations Data
Front end Load: None
Redemption Fee: None
Maximum Sales Charge: None
Expense Ratio1 (after reimbursement): 2.01%
Expense Ratio1 (before reimbursement): 3.17%
(as of 03/31/07)

	Asset Allocation
Date	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
Equities	0.00%	63.86%	75.85%	80.80%	80.17%	100.00%
Preferred Stock	0.00%	0.00%	0.0%	0.0%	0.0%	0.0%
Cash	100.0%	36.14%	24.15%	19.20%	19.83%	0.0%

Turnover Rate: 85.6%
(as of 03/31/07)
Top Ten Holdings		Top Ten Industry Weightings
(as of 06/30/07)		(as of 06/30/07)
N/A	N/A	U.S. Treasury Bills	86.99%
		Variable-Rate Demand Note	13.86%

The Board of Directors of Reynolds Funds, Inc. has approved the liquidation of each of the Reynolds Opportunity Fund and the Reynolds Fund. During the liquidation process the Reynolds Opportunity Fund and the Reynolds Fund will invest in money market instruments and will not be able to achieve their investment objective of long-term capital appreciation since money market instruments earn interest but do not appreciate in value.

Reynolds Funds, Inc. is no longer accepting purchase orders for the Reynolds Opportunity Fund or the Reynolds Fund. Shareholders of the Reynolds Blue Chip Growth Fund may not exchange their shares for shares of the Reynolds Opportunity Fund or the Reynolds Fund. Shareholders of Reynolds Opportunity Fund and the Reynolds Fund may redeem their shares or exchange their shares for shares of the Reynolds Blue Chip Growth Fund or the First American Treasury Obligation Fund throughout the liquidation process.

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund	Reynolds Fund The Reynolds Fund is a general stock fund that owns companies of all types and sizes.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	REYFX	Initial:	$1000
Inception Date:	09/30/99	Subsequent:	$100
Net Assets in Millions:	$4.8	Initial IRA:	$1000
(as of 06/30/07)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data
Average Annual Total Return (as of 06/30/07)		Cumulative Total Return (as of 06/30/07)
	Return		Return
Year to Date	+4.58%
1 Year	+1.15%	1 Year	+1.15%
3 Year	(3.90)%	3 Year	(11.24)%
5 Year	+10.55%	5 Year	+65.15%
10 Year	N/A	10 Year	N/A
Life of Fund	(6.06)%	Life of Fund	(38.40)%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999
Total Return	+5.37%	(19.10)%	(2.40)%	+121.9%	(42.0)%	(33.4)%	(40.7)%	+39.3%
Capital Gains	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0.3759	0.4230	0.4642
Total Assets ($millions)	$9.8	$16.9	$39.6	$47.7	$11.0	$28.2	$42.2	$46.1
Value $10,000	$5,890	$5,590	$6,910	$7,080	$3,190	$5,500	$8,260	$13,930
invested on 09/30/99

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 (after reimbursement): 2.21%
Expense Ratio1 (before reimbursement): 3.21%
(as of 03/31/07)
	Asset Allocation
Date	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
Equities	0.00%	51.95%	73.98%	82.96%	81.29%	125.23%
Preferred Stock	0.00%	0.00%	0.0%	0.0%	0.0%	0.0%
Cash	100.00%	48.05%	26.02%	17.04%	18.71%	(25.23%)

Turnover Rate: 208.0%
(as of 03/31/07)

Top Ten Holdings		Top Ten Industry Weightings
(as of 06/30/07)		(as of 06/30/07)
N/A	N/A	U.S. Treasury Bills	88.17%
		Variable-Rate Demand Note	12.12%

The Board of Directors of Reynolds Funds, Inc. has approved the liquidation of each of the Reynolds Opportunity Fund and the Reynolds Fund. During the liquidation process the Reynolds Opportunity Fund and the Reynolds Fund will invest in money market instruments and will not be able to achieve their investment objective of long-term capital appreciation since money market instruments earn interest but do not appreciate in value.

Reynolds Funds, Inc. is no longer accepting purchase orders for the Reynolds Opportunity Fund or the Reynolds Fund. Shareholders of the Reynolds Blue Chip Growth Fund may not exchange their shares for shares of the Reynolds Opportunity Fund or the Reynolds Fund. Shareholders of Reynolds Opportunity Fund and the Reynolds Fund may redeem their shares or exchange their shares for shares of the Reynolds Blue Chip Growth Fund or the First American Treasury Obligation Fund throughout the liquidation process.

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 1.95%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.